PRESS RELEASE

Government of Maharashtra
gogoro
BELRISE
INDUSTRIES
Electrifying the State of Maharashtra India
With a $2.5B Smart Infrastructure Investment

India’s State of Maharashtra Announces Strategic Energy Partnership with Gogoro and Belrise Industries to Build
$2.5 billion Battery Swapping Infrastructure
The infrastructure deployment will be the world’s largest sustainability-focused portable energy system to date. It will focus on offering open access for a variety of uses including battery swapping, smart electric vehicles, mobility sharing, demand response services and distributed energy storage, smart agriculture, and other applications.
DAVOS, Switzerland, January 17, 2023 – The Indian State of Maharashtra today announced a strategic energy partnership with Gogoro Inc. (Nasdaq: GGR) and Belrise Industries (erstwhile known as Badve Engineering Ltd) to establish an unprecedented battery-swapping infrastructure. Gogoro, a global technology leader in battery swapping ecosystems that enable smart sustainable mobility solutions for cities, and Belrise, a leading automotive systems manufacturer based in India, plan a joint 50-50 partnership to invest approximately US$2.5 billion over eight years with the State of Maharashtra government to build energy infrastructure across the state. The non-binding MOU agreement was signed at the Maharashtra pavilion, World Economic Forum in Davos, Switzerland.

gogoro

Gogoro Batteries Powering the State of Maharashtra India

Battery Swapping
Demand Response Service
Smart Mobility Sharing
Smart Agriculture
Smart Electric Vehicles
Distributed Energy Storage
gogoro network

The companies plan to build a smart energy infrastructure in Maharashtra that is open and accessible and establishes battery swapping and smart battery stations as a leading source for mobility and energy storage. The deployment is also expected to accelerate job growth throughout the smart energy, electric vehicle, and sustainability value chain. In addition to the smart infrastructure, the partnership is also expected to foster smart electric vehicle manufacturing and assembly in the state.

“It is indeed a remarkable moment for the State, this will perhaps be the largest green partnership of this nature worldwide,” -a sentiment echoed by Hon. Chief Minister Shri. Eknath Shinde.

“As a national leader in sustainability, it is important for the State of Maharashtra to embrace new technologies that are open, accessible and enable dynamic solutions that can accelerate the transition to smarter sustainable cities and set an example that other states in India can follow,” said Devendra Fadnavis, The Deputy Chief Minister of Maharashtra. “We are partnering with Gogoro and Belrise to deploy the world’s largest and most innovative smart energy infrastructure to utilize battery swapping for solving the unique and distributed energy challenges we face daily. This project will enable new alternatives to the fossil fuels solutions many of our residents use today.”

“The future of smart sustainable cities and countries is not about a single company or government but about a community coming together to instill a new way of thinking and a new way of utilizing sustainable energy in an open and accessible way. This partnership represents the future and this new way of thinking - not just about sustainable transportation, but about an entirely new system. That is why we truly believe in building open and accessible infrastructure that will uplift the entire ecosystem,” said Horace Luke, founder, and CEO of Gogoro. “Together, the State of Maharashtra, Belrise Industries and Gogoro plan to shift energy usage and establish this new sustainable economy that will encourage jobs creation, establish new technical and sustainable industrial capabilities, and ultimately increase state exports.”
The battery swapping infrastructure expects to begin deploying across the State of Maharashtra in 2023 which will leverage Gogoro’s smart energy ecosystem including smart battery stations, swapping technologies, network management solutions, and will provide numerous innovations to the state, contributing in the areas of smart city design and development, energy storage stations & systems, smart mobility sharing, smart electric vehicles, demand response services and distributed energy storage, smart agriculture, among other applications.
"Clean energy is the future, and now is the time for Indian businesses to begin their transition to a new model of sustainable operations. As a manufacturing leader in India's transportation industry, we are embracing this for our own business, customers, and communities," said Shrikant Badve, Managing Director, Belrise Industries. "Today we are partnering with Gogoro, a global innovation leader in smart sustainable energy and India's most industrious state of Maharashtra to deploy the largest portable battery swapping infrastructure of its kind to enable a new generation of products and services that Maharashtra's residents can embrace."

With more than 120 million residents, Maharashtra is India’s largest economy and industrialized State with a gross domestic product of more than US$450 billion that accounts for 16-percent of India’s industrial output.

About The State of Maharashtra
Maharashtra is one of the 28 states within the Republic of India. Maharashtra is known as India’s growth engine due to its large contribution to India’s GDP. It is also nationally recognized as the most advanced in terms of manufacturing and services sector. Maharashtra has consistently topped India’s ranking in terms of FDI received. Mumbai, the capital of Maharashtra is a global world class city.
https://www.maharashtra.gov.in/1125/Home

About Gogoro
Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro Network is a new generation of distributed smart energy infrastructure that is optimized for swappable battery refueling and architected for intelligent bidirectional demand response and energy storage that is a key building block of a smart grid. Gogoro has quickly become an innovation leader in battery swapping, energy storage, connected vehicles, electric propulsion systems, smart battery design, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable growth in densely populated cities is even greater. For more information, visit www.gogoro.com/news and follow Gogoro on Twitter: @wearegogoro.
About Belrise Group (erstwhile Badve Group of Industries)
Belrise Group is a leading Tier-1 automotive system manufacturer in India that accounts for one third of all two-wheel and three-wheel chassis made in India. With consolidated group revenue of $700 Mn (USD), Belrise Group has 29 state-of-the-art facilities across India that specialize in automotive component manufacturing for the 2-wheeler, 3-

wheeler and 4-wheeler passenger, and commercial vehicle segments. The company’s diverse product portfolio includes metal fabrication, polymer processing, foundry, mirror and suspensions systems, amongst others. With the evolution of EVs, Belrise group is geared up to offer products for the entire product ecosystem in the EV value chain. For more information, visit www.belriseindustries.com and follow Belrise Industries on LinkedIn.

Forward Looking Statements
This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, the potential of the partnership between Gogoro, Belrise Industries (erstwhile known as Badve Engineering Ltd) and the government of Maharashtra (the “partnership), including the ability of such partnership to achieve its goals and projections of market opportunity, the potential timeline for the deployment of the battery swapping infrastructure in Maharashtra, the potential amount of investment in the partnership, the potential growth in India, the capability of Gogoro’s technology, Gogoro’s business plans and statements by Gogoro's founder and chief executive officer, Belrise Industries’ Managing Director and government officials of the government of Maharashtra. Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks associated with formalizing the partnership, including reaching an agreement on the terms of the partnership and the timing of formalizing the partnership, risks related to operating in the India, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the India market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, Gogoro's ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2021, which was filed on May 2, 2022 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.